[Letterhead of New Century Bancorp, Inc.]

January 15, 2008

VIA EDGAR, TELECOPIER AND U.S. MAIL

Mr. Kevin W. Vaughn

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	New Century Bancorp, Inc., Dunn, North Carolina

Form 10-K for the Fiscal Year ended December 31, 2006

Form 10-Q for the Period ended September 30, 2007

File No. 000-50400

Dear Mr. Vaughn:

We have received your letter dated December 31, 2007 regarding the above-referenced filings of New Century Bancorp, Inc., Dunn, North Carolina (the “Registrant”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

The numbered paragraphs below correspond to those in your letter dated December 31, 2007.

1.	During 2006, the Registrant issued, without consideration, a stock split whereby shares equivalent to 20% of the previously outstanding shares were issued. The significance of the number of new shares issued was designed to effect a reduction in the unit market price of the shares of the Registrant’s common stock, and thus, obtain a wider distribution and marketability for our shares. As a result, our common stock price decreased by a relative 20% upon the issuance. In review of published common stock price data, our common stock price at close on November 27, 2006 was $20 per share. On November 28, 2006, our common stock price at open was $16 per share reflecting a 20% reduction due to the stock split. Over the next seven business days, our common stock price was trading in the $18 range. However, during the last two weeks of December 2006, our common stock price was back to trading in the $16 range reflecting the impact of the stock split.

In accordance with paragraphs 15 and 16 of Section B of Chapter 7 of ARB 43, issuances of new shares in ratios of less than, “say 20% or 25% of the previously outstanding shares,” would preclude recording the transaction as a stock split. The guidance also states that few cases will arise where the purpose of decreasing the unit market price can be accomplished through issuances of new shares in ratios of less than, “say 20% or 25% of the previously outstanding shares.”

Given that the ratio of our new shares to previously issued shares was 20% and the price of our common stock decreased by a relative 20% upon the issuance, we believe that the issuance is appropriately recorded as a stock split.

Further, we have referred to our November 2006 issuance as a “stock split”, “split” or, as referenced in paragraph 11 of Section B of Chapter 7 of ARB 43, “a stock split effected in the form of a stock dividend” in the Form 8-K dated November 16, 2006, in the press release dated November 14, 2006 attached as an exhibit to the 8-K, and in our 2006 Form 10-K. In Item 8.01 of the Form 8-K, we refer to the split as a “dividend,” which is a reference to the aforementioned stock split effected in the form of a stock dividend. In our 2006 Form 10-K, in both the Statement of Changes in Shareholders’ Equity and in Note B to the consolidated financial statements, we consistently refer to our split as a “six-for-five stock split.”

2.	The individual components (beginning balance, provision for loan losses, net charge-offs and ending balance) that comprise a rollforward of our allowance for loan losses are separately disclosed within our prior filings and we feel, therefore, that we have disclosed the necessary information in order for a reader to establish a rollforward of our allowance for loan losses. We do not believe, based on our responses contained in this letter, that the Staff’s comments would otherwise rise to the level of requiring amendments of our previous Exchange Act filings. Based on this and due to the significance of amending prior Exchange Act filings, we respectfully request permission to address the Staff’s comment regarding presentation of a rollforward of our allowance for loan losses in future filings.

3.

We acknowledge that our inclusion of loans held for sale in net loans on the balance sheet is not as precise as it could be, however, the individual components for a reader to separate loans held for sale from loans held for investment net of the allowance for loan losses have been separately disclosed within our current filings. In addition, we have correctly excluded loans held for sale in our various credit quality ratios and disclosed this fact within our previous filings. Due to the significance of having to amend prior Exchange Act filings, we respectfully request permission to address the Staff’s comment regarding a separate presentation of loans held for sale from loans held for investment in future filings. As explained above, we do not believe that the other comments addressed in this letter will otherwise require us to amend our prior filings.

4.	In its quarterly report on Form 10-Q for the period ended September 30, 2007, filed with the Commission on November 14, 2007 and in a current report on Form 8-K filed with the Commission on the same date, the Registrant included disclosure regarding the entry by its wholly-owned subsidiary, New Century Bank (the “Bank”), into a memorandum of understanding (the “MOU”) with the Federal Deposit Insurance Corporation (the “FDIC”) and the North Carolina Commissioner of Banks (the “NCCOB”). This disclosure was included in the Registrant’s filings because, as of the date that these filings were made, the text of the MOU had been finalized by the FDIC and the NCCOB and the members of the Bank’s Board of Directors had begun the process of executing the MOU. Accordingly, this event was deemed to be material and was disclosed in the referenced Exchange Act reports.

During the week of November 19-23, 2007, the Bank’s Board of Directors completed their execution of the MOU (there are 27 members of the Bank’s Board of Directors and because there was not a board meeting scheduled for this week, the process of obtaining all 27 signatures took several days). Following execution of the MOU by the Bank’s Board of Directors, it was transmitted to the FDIC and the NCCOB.

We were subsequently informed by the NCCOB that the MOU had been accepted and executed by representatives of the FDIC and the NCCOB and that its effective date was December 27, 2007.

Based on this timeline, we respectfully submit that disclosure regarding (i) the specific unsatisfactory conditions identified by the Bank’s regulators in the MOU; (ii) the steps required to rectify those conditions; (iii) the progress made on such steps; and (iv) whether the provisions of the MOU have had or will have any material impact on the Registrant’s results of operations, financial position, capital or statement of cash flows should properly be disclosed in future filings, beginning with the Registrant’s annual report on Form 10-K for the year ended December 31, 2007.

Your letter dated December 31, 2007 also requests that we disclose the extent to which the increased provision in the second quarter of 2007 was recorded as a result of the regulatory examination of the Bank and/or the MOU. No portion of the increased provision for loan losses for the quarter ended June 30, 2007 was due to the MOU, because the MOU did not become effective until December 27, 2007. We believe that the increased provision during the second quarter was due to three factors: (i) the results of management’s own internal loan review of the Bank’s loan files; (ii) ongoing (expanded scope) loan reviews performed by an independent third-party loan review firm; and (iii) the regulatory examination of the Bank. We have not attempted to quantify the extent to which each of these factors impacted the second quarter provision because there was significant overlap among the factors and, therefore, it would be difficult to isolate the impact of any one particular factor on the provision. We also elected not to disclose the extent to which the provision was impacted by the Bank’s regulatory exam in our quarterly report for the period ended June 30, 2007, because the results of regulatory examinations are required to be kept confidential pursuant to applicable law and regulations of our banking regulators.

In connection with the above responses, the Registrant acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Registrant to enhance the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me at (910) 892-7080 if you have questions or concerns.

Sincerely,

/s/ Lisa F. Campbell
Lisa F. Campbell
Executive Vice President and Chief Financial Officer
New Century Bancorp, Inc.

cc:	Mr. William L. Hedgepeth, II

Mr. Cid Hickman

Todd H. Eveson, Esq.